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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                             Tender Offer Statement
                    Under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 3)
                                   ----------
                                U.S. Foodservice
                            (Name of Subject Company)
                                   ----------
                      Koninklijke Ahold N.V. (Royal Ahold)
                             Snow Acquisition, Inc.
                            (Names of Filing Persons)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    90331R101
                      (CUSIP Number of Class of Securities)
                                   ----------
                             Ton van Tielraden, Esq.
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                                   ----------
                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 3 amends and  supplements  the Tender Offer Statement on
Schedule TO filed on March 13, 2000, as amended, relating to the offer by Snow Acquisition, Inc. (the "Purchaser"), a Delaware corporation, and an indirect wholly owned subsidiary of Koninklijke Ahold N.V. ("Parent"), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands, to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share, of U.S. Foodservice (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of October 4, 1999 and amended as of March 6, 2000, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (such common stock and preferred stock purchase rights are referred to herein together as the "Common Stock"), at a price of $26.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

Item 8. Interest in Securities of the Subject Company.

     Item 8 is hereby amended to add at the end thereof the following:

          "The Offer expired as scheduled at 12:00 midnight, New York City time, on Friday, April 7, 2000. Based on preliminary information provided by the Depositary, a total of 100,400,644.68 shares of Common Stock (including 11,545,654 shares of Common Stock subject to guarantees of delivery) have been validly tendered pursuant to the Offer.

          Parent and the Purchaser have been informed by the Company's transfer agent that the number of issued and outstanding shares of Common Stock as of April 7, 2000, the date of the expiration of the Offer, was 103,091,686.49. Accordingly, the percentage of shares of Common Stock that were tendered pursuant to the Offer is 97.4%.

          Subject to satisfaction of the requirements of the Delaware General Corporation Law ("DGCL"), at the relevant time Parent intends to cause the Purchaser to merge with and into the Company pursuant to a "short form" merger under the DGCL, resulting in the Company becoming an indirect wholly owned subsidiary of Parent. In the merger, each outstanding share of Common Stock (other than shares of Common Stock held by Parent, the Company or any of their respective subsidiaries and shares of Common Stock with respect to which appraisal rights are exercised under the DGCL) will be converted into the right to receive $26.00 per share of Common Stock in cash and without interest."

Item 11. Additional Information.

     Item 11 is amended by adding at the end thereof the following:

          "On April 10, 2000, Parent and the Company issued a press release announcing that the Offer had expired at 12:00 midnight, New York City time, on Friday, April 7, 2000. A copy of the press release is attached hereto as Exhibit (a)(14) and is incorporated herein by reference."

Item 12 Exhibits.

     Item 12 is hereby amended and supplemented by adding the following:

     (a)(14) Press Release announcing the expiration of the Offer dated April 10, 2000.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000                      KONINKLIJKE AHOLD N.V.

                                            By: /s/ Robert G. Tobin
                                               ---------------------------------
                                                Name:   Robert G. Tobin
                                                Title:  Executive Vice President


Dated:  April 10, 2000                      SNOW ACQUISITION, INC.

                                            By: /s/ Robert G. Tobin
                                               ---------------------------------
                                               Name:   Robert G. Tobin
                                               Title:  President